UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. _____)*

INLAND RETAIL REAL ESTATE TRUST, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

45746N 10 3
(CUSIP Number)

December 29, 2004
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [   ]   Rule 13d-1(b)

      [X]   Rule 13d-1(c)

      [   ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45746N 10 3

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) **Daniel L. Goodwin**		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY		
4	CITIZENSHIP OR PLACE OF ORGANIZATION **U.S. Citizen**		

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER **6,780,097**		
	6 SHARED VOTING POWER **8,902,872**		
	7 SOLE DISPOSITIVE POWER **6,780,097**		
	8 SHARED DISPOSITIVE POWER **8,902,872**		

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **15,682,969**		
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) **6.3%***		
12	TYPE OF REPORTING PERSON **IN**		

*Based upon 250,060,651 shares outstanding as of the close of business on December 29, 2004.

CUSIP No. 45746N 10 3

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) **Inland Stock and Securities Holding Corporation (FEIN: 20-2055507)**		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY		
4	CITIZENSHIP OR PLACE OF ORGANIZATION **Nevada corporation**		

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER **0**		
	6	SHARED VOTING POWER **5,000,000**		
	7	SOLE DISPOSITIVE POWER **0**		
	8	SHARED DISPOSITIVE POWER **5,000,000**		

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **5,000,000**		
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) **2.0%***		
12	TYPE OF REPORTING PERSON **CO**		

* Based upon 250,060,651 shares outstanding as of the close of business on December 29, 2004.

CUSIP No. 45746N 10 3

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) **Inland Collateral Corporation (FEIN: 20-2055461)**		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY		
4	CITIZENSHIP OR PLACE OF ORGANIZATION **Nevada corporation**		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER **0**		
	6 SHARED VOTING POWER **2,400,000**		
	7 SOLE DISPOSITIVE POWER **0**		
	8 SHARED DISPOSITIVE POWER **2,400,000**		
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **2,400,000**		
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) **1.0%***		
12	TYPE OF REPORTING PERSON **CO**		

* Based upon 250,060,651 shares outstanding as of the close of business on December 29, 2004.

CUSIP No. 45746N 10 3

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) **IMIC Stock Holding Corporation (FEIN: 20-2055354)**		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY		
4	CITIZENSHIP OR PLACE OF ORGANIZATION **Nevada corporation**		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER **0**		
	6 SHARED VOTING POWER **1,300,000**		
	7 SOLE DISPOSITIVE POWER **0**		
	8 SHARED DISPOSITIVE POWER **1,300,000**		
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **1,300,000**		
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) **0.5%***		
12	TYPE OF REPORTING PERSON **CO**		

* Based upon 250,060,651 shares outstanding as of the close of business on December 29, 2004.

Item 1(a).   **Name of Issuer**

Inland Retail Real Estate Trust, Inc.

Item 1(b).   **Address of Issuer's Principal Executive Offices**

2901 Butterfield Road
Oak Brook, Illinois 60523

Item 2(a).   **Name of Person Filing**

See Item 2(c) below.

Item 2(b).   **Residence or Business Address**

See Item 2(c) below.

Item 2(c).   **Citizenship**

Daniel L. Goodwin
2901 Butterfield Road
Oak Brook, Illinois 60523
U.S. Citizen

Inland Stock and Securities Holding Corporation
500 North Rainbow Boulevard
Suite 300
Las Vegas, Nevada 89107
Nevada corporation

Inland Collateral Corporation
500 North Rainbow Boulevard
Suite 300
Las Vegas, Nevada 89107
Nevada corporation

IMIC Stock Holding Corporation
500 North Rainbow Boulevard
Suite 300
Las Vegas, Nevada 89107
Nevada corporation

Item 2(d).   **Title of Class of Securities**

Common Stock, par value $0.01 per share

Item 2(e).   **CUSIP Number**

45746N 10 3

Item 3.   **If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:**

(a) [ ]   Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) [ ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ]   Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ]   Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ]   An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

(f) [ ]   An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

(g) [ ]   A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

(h) [ ]   A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ]   A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [ ]   Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.   **Ownership**

(a)   Amount beneficially owned:

Daniel L. Goodwin	15,682,969*
Inland Stock and Securities Holding Corporation	5,000,000
Inland Collateral Corporation	2,400,000
IMIC Stock Holding Corporation	1,300,000

_____

*This amount includes 5,000,000 shares, 2,400,000 shares and 1,300,000 shares of common stock owned by Inland Stock and Securities Holding Corporation, Inland Collateral Corporation and IMIC Stock Holding Corporation, respectively, 123,140 shares owned jointly by Mr. Goodwin and his wife, and 79,732 shares owned individually by Mr. Goodwin's wife. Inland Stock and Securities Holding Corporation and Inland Collateral Corporation are direct wholly-owned subsidiaries of The Inland Group, Inc., and IMIC Stock Holding Corporation is an indirect wholly-owned subsidiary of The Inland Group, Inc. Daniel L. Goodwin is the controlling shareholder of The Inland Group, Inc.

     (b)   Percent of class:

Daniel L. Goodwin	6.3%*
Inland Stock and Securities Holding Corporation	2.0%*
Inland Collateral Corporation	1.0%*
IMIC Stock Holding Corporation	0.5%*

_____

*In each case, the percentage of class is based upon 250,060,651 shares outstanding as of the close of business on December 29, 2004.

     (c)   Number of shares as to which the person has:

     (i)   Sole power to vote or to direct the vote:

Daniel L. Goodwin	6,780,097

     (ii)   Shared power to vote or to direct the vote:

Daniel L. Goodwin	8,902,872*
Inland Stock and Securities Holding Corporation	5,000,000
Inland Collateral Corporation	2,400,000
IMIC Stock Holding Corporation	1,300,000

_____

*This amount includes 5,000,000 shares, 2,400,000 shares and 1,300,000 shares of common stock owned by Inland Stock and Securities Holding Corporation, Inland Collateral Corporation and IMIC Stock Holding Corporation, respectively, 123,140 shares owned jointly by Mr. Goodwin and his wife, and 79,732 shares owned individually by Mr. Goodwin's wife. Inland Stock and Securities Holding Corporation and Inland Collateral Corporation are direct wholly-owned subsidiaries of The Inland Group, Inc., and IMIC Stock Holding Corporation is an indirect wholly-owned subsidiary of The Inland Group, Inc. Daniel L. Goodwin is the controlling shareholder of The Inland Group, Inc.

     (iii)   Sole power to dispose or to direct the disposition of:

Daniel L. Goodwin	6,780,097

        (iv)   Shared power to dispose or to direct the disposition of:

Daniel L. Goodwin	8,902,872*
Inland Stock and Securities Holding Corporation	5,000,000
Inland Collateral Corporation	2,400,000
IMIC Stock Holding Corporation	1,300,000

_____

*This amount includes 5,000,000 shares, 2,400,000 shares and 1,300,000 shares of common stock owned by Inland Stock and Securities Holding Corporation, Inland Collateral Corporation and IMIC Stock Holding Corporation, respectively, 123,140 shares owned jointly by Mr. Goodwin and his wife, and 79,732 shares owned individually by Mr. Goodwin's wife. Inland Stock and Securities Holding Corporation and Inland Collateral Corporation are direct wholly-owned subsidiaries of The Inland Group, Inc., and IMIC Stock Holding Corporation is an indirect wholly-owned subsidiary of The Inland Group, Inc. Daniel L. Goodwin is the controlling shareholder of The Inland Group, Inc.

Item 5.   **Ownership of Five Percent or Less of a Class**

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   **Ownership of More than Five Percent on Behalf of Another Person**

Daniel L. Goodwin is party to the Agreement and Plan of Merger, dated as of September 10, 2004 (the "Merger Agreement"), by and among Inland Retail Real Estate Trust, Inc., IRRETI Acquisition 1, Inc., IRRETI Acquisition 2, Inc., IRRETI Acquisition 3, Inc., IRRETI Acquisition 4, Inc., Inland Retail Real Estate Advisory Services, Inc. (the "Business Manager/Advisor"), Inland Southern Management Corp. ("Southern"), Inland Mid-Atlantic Management Corp. ("Mid-Atlantic"), Inland Southern Property Management Corp. ("Southeast" and with Southern and Mid-Atlantic, the "Property Managers"), certain stockholders of the Property Managers, Daniel L. Goodwin, as agent for the Participating Stockholders (as defined in the Merger Agreement), and The Inland Group, Inc., solely for purposes of certain sections of the Merger Agreement. On December 29, 2004, in connection with the closing of the transactions contemplated by the Merger Agreement, Inland Retail Real Estate Trust, Inc. issued 19,700,060 shares of its common stock to the Participating Stockholders and the stockholder of the Business Manager/Advisor, all of which are presently held in escrow (the "Escrow") pursuant to an Escrow Agreement, dated December 29, 2004 (the "Escrow Agreement"), by and among Inland Real Estate Investment Corporation, Inland Retail Real Estate Trust, Inc., Daniel L. Goodwin, not personally, by solely as agent for the Participating Stockholders, and LaSalle Bank National Association, as escrow agent. Of the 19,700,060 shares in Escrow, 15,435,644 shares are the subject of the disclosures contained in this filing on Schedule 13G. See Item 4 above. The remaining 4,264,416 shares were issued to the Participating Stockholders, each of whom retains the right to vote these shares and, in most instances, receive distributions from, or the proceeds from the sale of, these shares. By nature of his role as agent for the Participating Stockholders pursuant to the Merger Agreement and the Escrow Agreement, Daniel L. Goodwin may be considered the beneficial owner of these 4,264,416 shares; however, pursuant to Rule 13d-4 promulgated under the Securities Act of 1934, as amended (the "Act"), Daniel L. Goodwin expressly disclaims beneficial ownership of these 4,264,416 shares for the purposes of Section 13(d) and 13(g) of the Act.

Item 7. **Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person**

See Exhibit A-1.

Item 8. **Identification and Classification of Members of the Group**

See Exhibit A-2 and Exhibit B.

Item 9. **Notice of Dissolution of Group**

Not applicable.

Item 10. **Certification**

The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DANIEL L. GOODWIN		**INLAND STOCK AND SECURITIES HOLDING CORPORATION**	
By:	/s/ Daniel L. Goodwin	By:	/s/ Daniel L. Goodwin
Name:	Daniel L. Goodwin	Name:	Daniel L. Goodwin
Title:	Self	Title:	President
Date:	January 7, 2005	Date:	January 7, 2005
INLAND COLLATERAL CORPORATION		**IMIC STOCK HOLDING CORPORATION**	
By:	/s/ Daniel L. Goodwin	By:	/s/ Daniel L. Goodwin
Name:	Daniel L. Goodwin	Name:	Daniel L. Goodwin
Title:	President	Title:	President
Date:	January 7, 2005	Date:	January 7, 2005

EXHIBIT A

Exhibit A-1

Inland Stock and Securities Holding Corporation and Inland Collateral Corporation are direct wholly-owned subsidiaries of The Inland Group, Inc., and IMIC Stock Holding Corporation is an indirect wholly-owned subsidiary of The Inland Group, Inc. Daniel L. Goodwin is the controlling shareholder of The Inland Group, Inc.

Exhibit A-2

Inland Stock and Securities Holding Corporation and Inland Collateral Corporation are direct wholly-owned subsidiaries of The Inland Group, Inc., and IMIC Stock Holding Corporation is an indirect wholly-owned subsidiary of The Inland Group, Inc. These three entities are members of a group for purposes of filing this Schedule 13G. Daniel L. Goodwin is the controlling shareholder of The Inland Group, Inc.

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Act of 1934, as amended, each of Daniel L. Goodwin, Inland Stock and Securities Holding Corporation, Inland Collateral Corporation and IMIC Stock Holding Corporation hereby agrees that the Schedule 13G to which this Exhibit B is attached and any amendments thereto relating to the acquisition or disposition of shares of common stock of Inland Retail Real Estate Trust, Inc. is filed jointly on behalf of each of them.

Dated: January 7, 2005

DANIEL L. GOODWIN	**INLAND STOCK AND SECURITIES HOLDING CORPORATION**
By: /s/ Daniel L. Goodwin	By: /s/ Daniel L. Goodwin
Name: Daniel L. Goodwin	Name: Daniel L. Goodwin
Title: Self	Title: President
INLAND COLLATERAL CORPORATION	**IMIC STOCK HOLDING CORPORATION**
By: /s/ Daniel L. Goodwin	By: /s/ Daniel L. Goodwin
Name: Daniel L. Goodwin	Name: Daniel L. Goodwin
Title: President	Title: President